750 3rd Ave., 11th Floor New York, NY USA 10017 +1.212.679.5711 6th Floor, Amani Place, Ohio St. Dar es Salaam, Tanzania +255.774.634.777	Toby Hansen Corporate Communications +1.212.679.5711 THansen@rubycreekresources.com www.rubycreekresources.com

September 18, 2012

Mr. John Reynolds, Assistant Director

Mr. George Schuler, Mining Engineer, SchulerG@sec.gov

U.S. Securities and Exchange Commission

Division of Corporation Finance

100F Street, NE

Washington, D.C. 20549

Re:	September 6, 2012 Comment Letter Ruby Creek Resources, Inc. Form 10-K for the Fiscal Year Ended August 31, 2011 Filed December 14, 2011 Response dated August 29, 2012 File No. 000-52354

Gentlemen:

Due to the requested modifications to the language, additional technical information and risk factors that will be required in our future filings as a result of comments received, we do not anticipate being able to file our response for 30 days, or October 18, 2012. In addition, observance of religious holidays has caused a delay in our respose. This letter is being filed on EDGAR.

Sincerely,

/s/ Daniel Bartley

Daniel Bartley

CEO